## Contact

www.linkedin.com/in/bisi-adedokun-a4577617 (LinkedIn)

# Bisi Adedokun

Founder/CEO at Orokii

East Brunswick, New Jersey, United States

## Summary

Orokii's app provides its users and businesses with low transaction fees remittances domestically and internationally. Orokii uses Stellar Blockchain to lower transaction costs by eliminating intermediaries in the remittance payment journey and speed payment delivery time without compromising security. The lower fees make remittances more affordable to more people, contributing to financial inclusion by creating equitable access to the global financial system.

## Experience

### Orokii

Founder/CEO

January 2021 - Present (2 years 9 months)

East Brunswick, New Jersey, United States

Bisi Adedokun is the founder and CEO of Orokii. His professional background includes operational strategy, management, finance, banking, and software development. Before founding Orokii, Bisi worked at Deutsche Bank for seven years in the technology and security organizations helping the bank protect its assets from adversaries. Bisi holds three graduate degrees (NYU, IE Business School (MBA), and Georgia Tech).

### Acenonyx

Founder, CEO

July 2013 - March 2022 (8 years 9 months)

Responsible for setting vision and strategy for Acenonyx; accountable for P/L, team building, relationship building, marketing, sales, human resources and bringing Acenonyx solutions to market. Effective in organizing, streamlining and strengthening operations to maximize performance and profitability. Responds to operational and financial challenges with confidence, determination, and focus. Strong qualifications in general management, business planning, and building of employee morale and startup culture. Develops proactive working relationships with board, investors, lenders, customers, vendors, and other personnel critical to growth, expansion, and profitability.

IBM
Enterpise Architect
May 2006 - July 2013 (7 years 3 months)

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# Education

## Georgia Institute of Technology

Master's degree, Cybersecurity · (2020 - 2021)

## IE (Instituto de Empresa)

MBA, Business Management · (2010 - 2011)

## New York University

Master of Science (MS), Management and Systems · (1999 - 2002)

## University of Lagos

Bachelor's degree, Computer Science · (1985 - 1988)